UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: July 29, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces Pricing of Follow-on Public Offering of
4,500,000 American Depositary Shares
CHANGZHOU, China, July 29, 2009 /PRNewswire-Asia-FirstCall via COMTEX/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of photovoltaic, or PV, modules, announced today that its follow-on public offering of 4,500,000 American depositary shares, or ADSs, each representing 100 ordinary shares of the Company, was priced at $28.75 per ADS. Trina Solar has granted the underwriters a 30-day option to purchase up to an additional 675,000 ADSs.
Trina Solar intends to use the net proceeds from the offering to repurchase up to $30 million of its 4.00% convertible senior notes due 2013 and to fund facilities expansion and other general corporate purposes. The Company’s management will retain broad discretion over the use of proceeds, and the Company may ultimately use the proceeds for different purposes.
Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC are joint bookrunners for the offering, and Piper Jaffray & Co is a co-manager for the offering.
This offering is being made under Trina Solar’s “automatic shelf” registration statement on Form F-3 filed with the Securities and Exchange Commission on July 27, 2009. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and preliminary prospectus supplement are available from the SEC website at: http://www.sec.gov.
Copies of the prospectus supplement and the accompanying prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, NY, 10004, telephone: (866) 471-2526, facsimile: +1-212-902-9316, or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: (800) 221-1037.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the future trading of the securities of the Company; general economic and business conditions; the volatility of the Company’s operating results and financial condition; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.
For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou) Thomas Young, Director of Investor Relations Phone: + (86) 519-8548-2009 (Changzhou) Email: ir@trinasolar.com	Brunswick Group Caroline Jinqing Cai Phone: + (86) 10-6566-2256 Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com